Exhibit 12.1

Merit Medical Systems, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)
(Unaudited)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Income before income taxes, cumulative effect of change in accounting principle, losses in equity investments and minority interests	$19,839	$27,618	$32,875	$16,788	$33,094
Fixed charges deducted from income:
Interest Expense	8,044	604	789	596	28
Amortization of debt financing fees	845	104	104	67	_
Implicit interest in rents	1,488	1,300	1,241	1,061	693
	10,377	2,008	2,134	1,724	721
Earnings available for fixed charges	$30,216	$29,626	$35,009	$18,512	$33,815

Interest expense	$8,044	$604	$789	$596	$28
Capitalized interest	1,038	456	299	13	_
Amortization of debt financing fees	845	104	104	67	_
Implicit interest in rents	1,488	1,300	1,241	1,061	693
Total fixed charges	$11,415	$2,464	$2,433	$1,737	$721
Ratio of earnings to fixed charges	2.6	12.0	14.4	10.7	46.9